TATA

82-3733

29th May 2006
BJ/SH-L2/219

06014740

SUPPL

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

RECEIVED
JUN 28 2006

Dear Sirs,

Financial Results

Further to our letter Ref. No.BJ/SH-L2/213 dated 29th May 2006, we send herewith a copy of the Press Release issued by the Company.

Yours faithfully,
**For The Tata Power Co. Ltd.**

(B J Shroff)
**Company Secretary &**
**Senior General Manager (Corporate Affairs)**

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

JUN 30 2006
THOMSON
FINANCIAL

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

TATA

immediate use **PRESS RELEASE**

# Tata Power steps up dividend to 85%

- **FY06 PAT at Rs. 610.54 crores as against Rs 551.36 crores for the previous year**
- **Dividend recommended at Rs. 8.50 per share**
- **Annual Sales at 13,616 MUs (previous highest at 12,663 MUs in FY05)**
- **Commissioned 120 MW Jojobera expansion project in record time**
- **First phase of Tala Transmission project completed 3 months ahead of schedule**
- **Commencement of 250 MW Expansion Project at Trombay**
- **Received a large defense order of Rs 172.41 crores for SED business**

**Mumbai, 29th May 2006:** The Tata Power Company (TPC), India's largest private power company, today announced its Annual Results for the financial year ended March 31st 2006.

## Highlights – FY06:

For the Financial Year ending March 31st 2006, Tata Power reported revenues at Rs 4562.79 crores as compared to Rs 3930.44 crores in the previous year. Profit After Tax witnessed a growth of 10.7% at Rs. 610.54 crores as against Rs 551.36 crores for the previous year. The Company reported a 7.5% growth in its Annual Sales at 13,616 MUs in FY06 against 12,663 MUs. Hydro Stations of Tata Power registered the highest ever generation at 2024 MUs. This was aided by an exceptionally good water level in Tata Power's lakes post a good monsoon season, due to which the Company has been able to generate higher electricity from its hydro power plants, thus optimizing the balance between hydro and thermal generation and reducing the pressure of rising fuel costs on the consumers. Sale of Tata Power Broadband Company Ltd. was for a consideration of Rs. 201.97 crores and transfer of Power Systems Division to Tata Projects Limited for a consideration of Rs 80.21 crores.

During the fourth quarter, Tata Power reported profits (PAT) at Rs. 138.82 crores as compared to Rs. 170.55 crores over the corresponding period last year on revenues of Rs. 1171.10 crores and Rs. 962.30 crores respectively. The PAT figures for the corresponding quarters are strictly not comparable as the Company in FY05 accrued a one-time gain of Rs 181.00 crores on the sale of Tata Petrodyne.

## Expansion Projects:

Company has drawn up significant and aggressive growth plans to augment generation capacity to over 4500 MW involving CAPEX of Rs 18,000 crores. In addition to the above, we will be participating in Ultra Mega Power projects. Of the above, projects already under execution are:

- **Jojobera Expansion Project:** Tata Power set a new industry benchmark by way of constructing and commissioning of the 120 MW coal-fired Unit IV at the Jojobera Power Plant in a record time of 23 months.
- **250 MW Expansion Project at Trombay:** The Company is implementing a 250 MW coal based plant at Trombay, to meet Mumbai's future power requirement. The project has received all clearances and project site development activities are in progress. The project is scheduled to be commissioned in next 28 months.
- **100 MW Diesel Generating Sets:** The Company is in the process of installing 100 MW low capital cost Diesel Generating sets, which have a short commissioning period of 10 -12 months, as an interim arrangement to meet the additional requirements of the Mumbai License Area.
- **1000 MW Coastal Project:** The Company is setting up an imported coal based 1000 MW power plant in coastal Maharashtra to meet the long-term power requirements of Mumbai and Maharashtra. The Government of Maharashtra has been approached for acquisition of land for this project.

- **Maithon Project:** The Company has completed the acquisition of 74% equity stake in Maithon Power Limited (MPL) from DVC for implementing the 1000 MW Maithon Right Bank Thermal Power Project.

About 55% of the land has been acquired, while the rest of the land is in the process of being acquired. The project has received all important clearances. The Project has been targeted for commissioning in Year 2010.

- **Captive Power Plants for Tata Steel:** The Company is setting up a 120 MW captive plant for Tata Steel in Jamshedpur, based on utilizing the waste gases from the steel making process. The project gestation period is expected to be 26 months. The Company is in discussions with Tata Steel for setting up captive power plants for their expansion projects in various states in India such as Chattisgarh, Orissa and Jharkhand.

**Other Initiatives:**

- **Ultra Mega Power Projects:** The Government of India has announced the implementation of several Ultra Mega Power Projects through an International Competitive Bidding process The Company has submitted its Expression of Interest for four Ultra Mega Power Projects, one each in Gujarat, Madhya Pradesh, Maharashtra and Karnataka. Consequently, the Company has received the Request for Qualification documents for the Sasan project in Madhya Pradesh and the Mundra project in Gujarat. The Company will be participating in the bidding process for these projects.

- **International Initiatives:** **Bangladesh-** Consequent to the Expression of Interest by the Company with the Board of Investment, Bangladesh, along with two other Tata Group Companies viz. Tata Steel and Tata Chemicals, a joint final proposal has been submitted for the consideration of the Bangladesh Government. **South Africa-**The Company, along with its local partners, has been pre-qualified and has been invited to participate in the bidding process for a 290-380 MW Open Cycle Gas Turbine Peaking IPP project in South Africa. The Company will be participating in this opportunity.

- **Captive Coal Blocks:** The Company's applications for allotment of captive coal blocks in Jharkand, Orissa and Andhra Pradesh are awaiting approval from the Government of India.

**Commenting on the Company's performance, Mr. Adi Engineer, Director, Tata Power said:** "The Company has achieved significant milestones with the completion of two landmark projects ahead of schedule, the 120 MW Jojobera expansion project and the first phase of the Tala project -India's first private-public partnership in Transmission. This fiscal, we have consolidated our growth plans and are looking at aggressively pursuing growth opportunities. We are also strengthening our power business through capacity expansion and setting industry benchmarks through enhanced efficiency. Further we are pursuing opportunities in select international markets. All the above initiatives will position Tata Power on a path of sustainable growth. "

**About Tata Power:**

The Tata Power Company Limited is India's largest private sector power producer with an installed generation capacity of 2300 MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of power sector -generation (thermal, hydro, solar and wind) transmission and distribution as well as in energy and broadband communication.



*For further information please contact:*
**Shalini Singh**
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 5665 8748; Email: shalinis@tpc.co.in

**Navin Tauro / Swati Sundareswaran**
Vaishnavi Corporate Communications
Phone: 66568755/ 87 Fax: 56568788
Email: ntauro@vccpl.com / ssundareswaran@vccpl.com

TATA

29th May 2006
BJ/SH-L2/214

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

| Security Code | Type of Security | Book Closure | | Purpose |
|---|---|---|---|---|
| | | From | To | |
| 400<br>500400 | Equity Shares | 11th July 2006 | 1st August 2006 | Payment of dividend, if declared at the Annual General Meeting of the Company to be held on 1st August 2006. |

Yours faithfully,
**For The Tata Power Co. Ltd.**

(B J Shroff)
**Company Secretary &**
**Senior General Manager (Corporate Affairs)**

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JUN 28 2006
WASH, D.C. 190 SECTION

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

TATA

29th May 2006
BJ/SH-L2/213

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Financial Results

At the meeting of the Board of Directors of the Company held today, the Directors have taken on record the audited financial results for the financial year ended 31st March 2006. We send herewith a statement containing the audited financial results which have been sent for publication.

At the said meeting, the Directors have recommended a dividend @ 85% (Rs.8.50 per share) to the shareholders for the year ended 31st March 2006.

The Annual General Meeting of the Company is scheduled to be held on Tuesday, 1st August 2006 at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020.

Yours faithfully,
**For The Tata Power Co. Ltd.**

(B J Shroff)
**Company Secretary &**
**Senior General Manager (Corporate Affairs)**

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 28 2006
190

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

# AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2006

| | Particulars | Nine months ended | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|
| | | 31-Dec-05 | 31-Mar-06 | 31-Mar-05 | 31-Mar-06 | 31-Mar-05 |
| | | MUs | MUs | MUs | MUs | MUs |
| 1. | Generation | 10,379 | 3,367 | 3,310 | 13,746 | 13,283 |
| 2. | Sales | 10,310 | 3,306 | 3,207 | 13,616 | 12,663 |
| | | Rs. Crores | Rs. Crores | Rs. Crores | Rs. Crores | Rs. Crores |
| 3. | a) Revenue from Power Supply | 3,187.06 | 1,106.21 | 860.94 | 4,293.27 | 3,655.39 |
| | b) Income from Other Operations | 204.63 | 64.89 | 101.36 | 269.52 | 275.05 |
| | | **3,391.69** | **1,171.10** | **962.30** | **4,562.79** | **3,930.44** |
| 4. | Expenditure | | | | | |
| | a) Staff Cost | 125.20 | 48.48 | 65.16 | 173.68 | 155.40 |
| | b) Cost of Power Purchased | 452.70 | 130.50 | 99.01 | 583.20 | 415.70 |
| | c) Cost of Fuel | 1,759.98 | 636.53 | 462.04 | 2,396.51 | 1,863.98 |
| | d) Cost of components, materials and services in respect of contracts | 168.58 | 46.55 | 64.33 | 215.13 | 187.45 |
| | e) Other expenditure | 207.05 | 151.76 | 114.90 | 358.81 | 355.19 |
| | f) Total expenditure (4a to 4e) | 2,713.51 | 1,013.82 | 805.44 | 3,727.33 | 2,977.72 |
| 5. | Operating Profit | 678.18 | 157.28 | 156.86 | 835.46 | 952.72 |
| 6. | Other Income | 250.18 | 75.43 | 192.08 | 325.61 | 387.13 |
| 7. | Interest and Finance Charges | 123.30 | 41.98 | 40.08 | 165.28 | 191.44 |
| 8. | Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7) | 805.06 | 190.73 | 308.86 | 995.79 | 1,148.41 |
| 9. | Depreciation | 204.94 | 73.40 | 102.86 | 278.34 | 359.62 |
| 10. | Provision for Contingencies | | (30.00) | 30.00 | (30.00) | 30.00 |
| 11. | Profit before tax (8-9-10) | **600.12** | **147.33** | **176.00** | **747.45** | **758.79** |
| 12. | Provision for Taxation | | | | | |
| | Current Tax | 141.10 | 16.34 | 9.65 | 157.44 | 158.88 |
| | Deferred Tax | (18.29) | (9.18) | (4.20) | (27.47) | 48.55 |
| | Fringe Benefit Tax | 5.59 | 1.35 | | 6.94 | |
| 13. | Net Profit after tax (11-12) | **471.72** | **138.82** | **170.55** | **610.54** | **551.36** |
| 14. | Statutory & Special Appropriations | | | | 35.29 | (3.73) |
| 15. | Distributable Profit (13-14) | | | | 575.25 | 555.09 |
| 16. | Paid-up Equity Share Capital (Face Value: Rupees Ten per share) | 197.92 | 197.92 | 197.92 | 197.92 | 197.92 |
| 17. | Reserves including Statutory Reserves | | | | 4,782.30 | 4,363.13 |
| 18. | Basic Earnings per Share on Net Profit after tax (In Rupees) | 23.81 | 7.01 | 8.61 | 30.82 | 27.83 |
| 19. | Diluted Earnings per Share on Net Profit after tax (In Rupees) | 22.41 | 6.59 | 8.39 | 29.00 | 27.65 |
| 20. | Aggregate of non-promoter shareholding | | | | | |
| | No. of shares | 13,39,76,160 | | | 13,40,16,160 | 13,36,50,822 |
| | % of shareholding | 67.70 | | | 67.72 | 67.54 |
| 21. | Final Dividend (Proposed) | | | | | |
| | Rate per share (Face Value Rs. 10/-) (In Rupees) | | | | 8.50 | 7.50 |
| | Amount (Rs. in crores) | | | | 168.41 | 148.60 |

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 29th May, 2006.

2. Other Income for the quarter ended 31st March, 2006, includes Rs. Nil (31st March, 2005 - Rs. 153.72 crores) on account of Profit (net) on sale of Long Term Investments and Rs. 22.43 crores on account of profit on sale of its Undertaking - Power Systems Division.

3. *Statutory and Special Appropriations for the year ended 31st March, 2006, include Rs. 9.82 crores in respect of 2004-05.*

4. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL) for the periods from 1st April, 1998 to 31st March, 2004, the hearings of the appeals before the Appellate Tribunal have been concluded and the judgement is awaited.

   As the payments in respect of Standby Charges are subject to the final outcome of the Appeals, no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of Standby Charges credited in previous years estimated at Rs. 503 crores. Further, consequent to the MERC Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 354 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves created in earlier years by the Company under the repealed Electricity (Supply) Act, 1948.

   Adjustments if any, will be recorded by the Company on the final outcome of the said Appeal. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will also be made on the disposal of the said Appeal and no provision has been made in the accounts towards interest that may be determined as payable to REL in terms of the MERC Order.

   *However, since 1st April, 2004, the Company, as a matter of prudence, has accounted standby charges on the basis determined by the MERC Order.*

5. In a matter pertaining to certain distribution rights of the Company, the Appellate Tribunal of Electricity vide its Order dated 22nd May, 2006, set aside Maharashtra Electricity Regulatory Commission's Order. The Company is of a view, supported by independent legal opinion, that the Tribunal's Order can be successfully challenged, and consequently, no provision is considered necessary. The Company proposes to appeal against this Order.

6. The number of investor complaints received during the quarter, resolved and pending are:

| | |
|---|---|
| Pending as on 1st January, 2006 | 2 |
| Received during the quarter ended 31st March, 2006 | 5 |
| Disposed off during the quarter ended 31st March, 2006 | 7 |
| Unresolved at the end of the quarter ended 31st March, 2006 | 0 |

7. Previous period/year figures have been regrouped/reclassified wherever necessary.

Date: 29th May, 2006.

For and on behalf of the Board of
**THE TATA POWER COMPANY LIMITED**

**RATAN N TATA**
**Chairman**

# TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

## SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

| Particulars | Nine months ended | Quarter ended | | Year ended | |
|---|---|---|---|---|---|
| | 31-Dec-05 | 31-Mar-06 | 31-Mar-05 | 31-Mar-06 | 31-Mar-05 |
| Segment Revenue | | | | | |
| Power business | 3,215.86 | 1,114.33 | 863.29 | 4,330.19 | 3,683.11 |
| Others | 179.90 | 56.99 | 93.17 | 236.89 | 257.93 |
| Total Segment Revenue | 3,395.76 | 1,171.32 | 956.46 | 4,567.08 | 3,941.04 |
| Less: Inter segment revenue | 4.07 | 0.22 | (5.84) | 4.29 | 10.60 |
| **Net Sales/Income from Operations** | **3,391.69** | **1,171.10** | **962.30** | **4,562.79** | **3,930.44** |
| Segment Results (Profit before tax and interest from each segment) | | | | | |
| Power business | 491.52 | 143.38 | 30.45 | 634.90 | 626.77 |
| Others | (6.93) | 9.64 | 4.86 | 2.71 | 10.98 |
| Total Segment Results | 484.59 | 153.02 | 35.31 | 637.61 | 637.75 |
| Less: Interest Expense | 109.98 | 38.48 | 37.02 | 148.46 | 166.98 |
| Add: Unallocable Income net of unallocable expense | 225.51 | 32.79 | 177.71 | 258.30 | 288.02 |
| **Total Profit Before Tax** | **600.12** | **147.33** | **176.00** | **747.45** | **758.79** |
| Capital Employed | | | | | |
| Power business | 3,723.63 | 3,795.95 | 3,375.11 | 3,795.95 | 3,375.11 |
| Others | 187.90 | 213.34 | 121.21 | 213.34 | 121.21 |
| **Total Capital Employed** | **3,911.53** | **4,009.29** | **3,496.32** | **4,009.29** | **3,496.32** |

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

# TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

## UNAUDITED FINANCIAL RESULTS (CONSOLIDATED) FOR THE YEAR ENDED 31ST MARCH, 2006

| | Particulars | Year ended 31-Mar-06 | Year ended 31-Mar-05 Audited |
|---|---|---|---|
| | | Rs. Crores | Rs. Crores |
| 1. | a) Revenue from Power Supply | **5,330.15** | **4,441.16** |
| | b) Income from Other Operations | **361.93** | **513.56** |
| 2. | Expenditure | | |
| | a) Staff Cost | 240.71 | 211.92 |
| | b) Cost of Power Purchased | 1,346.48 | 965.81 |
| | c) Cost of Fuel | 2,396.51 | 1,363.98 |
| | d) Cost of components, materials & services in respect of contracts | 232.54 | 187.45 |
| | e) Other expenditure | 491.97 | 536.48 |
| | f) Total expenditure (2a to 2e) | 4,708.21 | 3,765.64 |
| 3. | Operating Profit | 983.87 | 1,189.08 |
| 4. | Other Income | 314.55 | 352.11 |
| 5. | Interest and Finance Charges | 180.65 | 206.77 |
| 6. | Gross Profit after interest and finance charges but before Depreciation and Tax (3+4-5) | 1,117.77 | 1,334.42 |
| 7. | Depreciation/Amortisation | 345.73 | 475.12 |
| 8. | Provision for Contingencies | (30.00) | 30.00 |
| 9. | Profit before Minority Interest, Share of Associates and Provision for Taxation (6-7-8) | **802.04** | **829.30** |
| 10. | Provision for Taxation | | |
| | a) Current Tax | 166.37 | 172.88 |
| | b) Deferred Tax | (7.32) | 68.13 |
| | c) Fringe Benefit Tax | 8.47 | - |
| 11. | Net Profit after Tax before share of Associates, Minority Interests and Statutory Appropriations (9-10) | 634.52 | 588.29 |
| 12. | Share of (profit)/loss of Associates | (107.91) | (3.02) |
| 13. | Net Profit after Tax before Minority Interests and Statutory Appropriations (11-12) | 742.43 | 591.31 |
| 14. | Minority Interests | (0.19) | 0.34 |
| 15. | Net Profit before Statutory & Special Appropriations (13-14) | **742.62** | **590.97** |
| 16. | Statutory & Special Appropriations | 35.29 | (3.73) |
| 17. | Distributable Profit (15-16) | 707.33 | 594.70 |
| 18. | Paid-up Equity Share Capital (Face Value: Rupees Ten per share) | 197.88 | 197.88 |
| 19. | Reserves including Statutory Reserves | **4,680.25** | **4,129.66** |
| 20. | Earnings per Share (on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding) (in Rupees) | | |
| | Basic Earnings per share | 35.71 | 30.02 |
| | Diluted Earnings per share | 33.56 | 29.83 |

Notes :

1. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interest in Joint Ventures (AS-27)

| Name of the Company | Ownership in % either directly or through |
|---|---|
| **Subsidiaries :** | |
| Chemical Terminal Trombay Ltd. | 100 |
| Af-Taab Investment Co. Ltd. | 100 |
| Tata Power Trading Co.Ltd. | 100 |
| Alaknanda Hydro Power Co. Ltd. (fully owned Subsidiary upto 12th November, 2005) | - |
| Tata Power Broadband Co. Ltd. (fully owned Subsidiary upto 31st October, 2005) | - |
| Power Links Transmission Ltd. | 51 |
| Nelco Ltd. (Subsidiary effective 31st December, 2005) | 50.04 |
| Tatanet Services Ltd. (83.33% Subsidiary of Nelco Ltd.) | 41.70 |
| Maithon Power Ltd. (Subsidiary effective 2nd September, 2005) | 74 |
| **Associates :** | |
| Nelco Ltd. (upto 30th December, 2005) | 49.82 |
| Panatone Finvest Ltd. | 39.98 |
| Tata BP Solar India Ltd. | 49 |
| Tata Ceramics Ltd. | 40 |
| Tata Projects Ltd. | 30 |
| Yashmun Engineers Ltd. | 27.27 |
| Vantech Investments Ltd. | 50 |
| Nelito Systems Ltd. (49.46% Associate of Nelco Ltd.) | 24.75 |
| **Joint Ventures :** | |
| North Delhi Power Ltd. | 49 |

2. Other Income for the year ended 31st March, 2006 includes Profit on sale of Investment in Subsidiary - Rs. 119.81 crores - Tata Power Broadband Co. Ltd. (*31st March, 2005 - Rs. 139.65 crores - Tata Petrodyne Ltd.*).
3. Previous Year figures contain transactions of Tata Petrodyne Ltd. - a fully owned Subsidiary upto 10th March, 2005.
4. The above Consolidated Financial Results have been taken on record in the Board Meeting of date.

Date: 29th May, 2006.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA